Citigroup Funding Inc.

Pricing Sheet dated June 10, 2010 relating to

Offering Summary dated May 28, 2010

Medium-Term Notes, Series D

No. 2010-MTNDD564

Filed Pursuant to Rule 433

Registration Nos. 333-157386 and 333-157386-01

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

8.50% ELKS® Based Upon the Common Stock of Chevron Corp. Due December 22, 2010

Equity Linked Securities (“ELKS®”)

F I N A L T E R M S – J U N E 1 0, 2 0 1 0
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the stated principal amount of your initial investment.
Aggregate principal amount:	$17,830,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Underwriting fee and issue price” below)
Maturity date:	December 22, 2010.
Payment at maturity:	For each $10 ELKS: (1) a fixed number of shares of the underlying equity equal to the equity ratio (or, if you exercise your cash election right, the cash value of those shares based on the closing price of the underlying equity on the valuation date) if the closing price of the underlying equity on any trading day from but excluding the pricing date to and including the valuation date declines to or below the downside threshold closing price, or (2) $10 in cash.
Equity ratio:	0.13483 (the stated principal amount divided by the initial equity price, subject to antidilution adjustments for certain corporate events).
Downside threshold closing price:	$59.34 (80.00% of the initial equity price).
Initial equity price:	$74.17, the closing price of the underlying equity on the pricing date.
Valuation date:	December 17, 2010.
Coupon:	8.50% per annum (4.42% for the term of the ELKS), paid monthly and computed on the basis of a 360-day year of twelve 30-day months.
Underlying equity:	The Common Stock of Chevron Corp. (NYSE symbol: “CVX”).
Pricing date:	June 10, 2010.
Issue date:	June 15, 2010.
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP number:	17314V221
ISIN:	US17314V2218
Underwriter:	Citigroup Global Markets Inc., an affiliate of the Issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to public (1)	Underwriting fee (1)(2)	Proceeds to issuer
Per ELKS	$10.0000	$0.1500	$9.8500
Total	$17,830,000	$267,450	$17,562,550

(1) The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor. The lowest price payable by an investor is $9.9500 per ELKS. Please see “Syndicate Information” on page 9 of the related offering summary for further details.

(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $0.1500 for each ELKS they sell. See “Fees and selling concessions” on page 8 of the related offering summary. The selling concession may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by an investor. See “Syndicate Information” on page 9 of the related offering summary.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE OFFERING SUMMARY DESCRIBING THE OFFERING, THE RELATED ELKS PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Offering Summary filed on May 28, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000095013010001407/dfwp.htm

ELKS Product Supplement filed on December 22, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000119312509258071/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.